UNITED STATES OF AMERICA
                            BEFORE THE
               FEDERAL ENERGY REGULATORY COMMISSION


Public Service Company of Colorado  )
            and                     )   Docket No. EC96-___-000
Southwestern Public Service Company )


               JOINT APPLICATION FOR AUTHORIZATION
                       AND APPROVAL OF MERGER


                              Alan J. Statman
                              Barry S. Spector
                              Michael J. Thompson

                              WRIGHT & TALISMAN, P.C.
                              1200 G Street, N.W.
                              Suite 600
                              Washington, D.C.  20005
                              (202) 393-1200

                              Attorneys for the Applicants

                              William M. Dudley
                              Associate General Counsel
                              Public Service Company
                                of Colorado
                              1225 17th Street
                              Suite 600
                              Denver, Colorado  80201-0840

                              Attorney for
                              Public Service Company of
                                Colorado

November 9, 1995


                        TABLE OF CONTENTS

                                                             PAGE


I.   INTRODUCTION . . . . . . . . . . . . . . . . . . . . . .   1

II.  OVERVIEW OF THE TRANSACTION  . . . . . . . . . . . . . .   2

III. THE MERGER IS IN THE PUBLIC INTEREST . . . . . . . . . .   5

     A.   Introduction And Summary  . . . . . . . . . . . . .   5

     B.   The Commonwealth Edison Factors . . . . . . . . . .   8

          1.   Impact on Costs and Rates  . . . . . . . . . .   8

          2.   The "Pooling" Method of Accounting Will Be
               Used . . . . . . . . . . . . . . . . . . . . .  12

          3.   The Purchase Price Was Negotiated at Arm's
               Length and Is Reasonable . . . . . . . . . . .  13

          4.   The Merger Was Not the Result of Coercion  . .  13

          5.   The Merger Will Not Adversely Affect
               Competition  . . . . . . . . . . . . . . . . .  14

          6.   There Will Continue To Be Effective
               Regulation of PSCo, Cheyenne, and SPS  . . . .  21

     C.   Comparable Transmission Tariffs Are Already On
          File With the Commission  . . . . . . . . . . . . .  23

IV.  REQUEST FOR EXPEDITED APPROVAL WITHOUT A HEARING . . . .  25

V.   AUTHORIZATIONS AND WAIVERS REQUESTED . . . . . . . . . .  26

VI.  INFORMATION REQUIRED BY THE COMMISSION'S REGULATIONS . .  28

VII. REQUIRED EXHIBITS  . . . . . . . . . . . . . . . . . . .  34

VIII.CONCLUSION . . . . . . . . . . . . . . . . . . . . . . .  35


                     UNITED STATES OF AMERICA
                            BEFORE THE
               FEDERAL ENERGY REGULATORY COMMISSION


Public Service Company of Colorado  )
            and                     )   Docket No. EC96-___-000
Southwestern Public Service Company )


               JOINT APPLICATION FOR AUTHORIZATION
                    AND APPROVAL OF MERGER

                         I.  INTRODUCTION

          Public Service Company of Colorado ("PSCo"), on behalf

of itself and Cheyenne Light, Fuel and Power Company

("Cheyenne"), a wholly-owned subsidiary owning jurisdictional facilities, and Southwestern Public Service Company ("SPS")

(jointly "Applicants") submit this Joint Application pursuant to

section 203 of the Federal Power Act ("FPA"), 16 U.S.C.   Section

824b, and Part 33 of the Commission's regulations, 18 C.F.R.

Part 33.  Applicants seek authorization and approval of the merger and reorganization of PSCo and SPS into a holding company

(temporarily named M-P New Co.) and the resulting consolidation of facilities subject to the Commission's jurisdiction (the

"Merger Transaction").

          The Merger Transaction will take place in accordance

with the Agreement and Plan of Reorganization, dated August 22,

1995, between PSCo and SPS (the "Merger Agreement").  A copy of the Merger Agreement is included with the Testimony of Richard C.

Kelly, which accompanies this application. <F1>

          The Joint Application consists of three volumes.

Volume I consists of a transmittal letter and this Joint

Application, containing the information and exhibits required by

Sections 33.2 and 33.3 of the Commission's regulations.  Volumes II and III contain Applicants' case-in-chief, consisting of the direct testimony of six witnesses and accompanying schedules.

Workpapers also accompany the application.

          As detailed in the case-in-chief, the Merger

Transaction satisfies all applicable standards for approvals of mergers as established by Commission precedent.  The merger is,

accordingly, "consistent with the public interest" within the meaning of section 203 of the FPA.  Applicants therefore request that the Commission approve the Merger Transaction expeditiously and without an evidentiary hearing so that they can complete the merger by September 6, 1996, and achieve the substantial benefits projected to result from the merger as early as possible.


                 II.  OVERVIEW OF THE TRANSACTION

          The Merger Transaction is a "merger of equals" between

utilities located on opposite sides of the division between the

Eastern and Western Interconnections.  PSCo, incorporated in

Colorado and located on the western side, is a combination

electric and gas utility providing electric services to

approximately one million customers in Colorado, including the population centers of Denver and Boulder.  PSCo is a member of the Western Systems Coordinating Council.  PSCo's wholly-owned subsidiary, Cheyenne, a Wyoming corporation and also a

combination electric and gas utility, provides electric services to approximately 33,000 customers in and around Cheyenne,

Wyoming.  SPS, incorporated in New Mexico and located on the eastern side, is an electric utility whose service area

encompasses portions of southeastern New Mexico, the South Plains and Panhandle areas of Texas, the Oklahoma Panhandle, and

southwestern Kansas.  SPS provides service to approximately

368,000 customers, and it is a member of the Southwest Power

Pool.

          As specified in the Merger Agreement, PSCo, SPS, and

Cheyenne will become operating companies of a new holding

company, temporarily called M-P New Co., a Delaware corporation,

which will be a registered holding company subject to regulation by the Securities and Exchange Commission ("SEC").  A new service company will be organized as a subsidiary of the holding company to provide certain administrative, management, and support

services to PSCo, SPS, Cheyenne, and the holding company's other subsidiaries.  Additionally, an intermediate holding company subsidiary will be formed to own the shares of certain existing

PSCo and SPS subsidiaries. <F2>

          Under this holding company structure, PSCo, SPS, and

Cheyenne each will continue to serve their existing service

territories.  Although the service company will consolidate and perform corporate support and administrative functions that are currently performed by PSCo (on behalf of itself and Cheyenne)

and SPS individually, there will be no immediate operational changes in how the companies serve their customers.  PSCo,

Cheyenne, and SPS will continue to meet their customers' needs from their own generation and purchased power resources, as they do today.  By the year 2001, PSCo and SPS plan to connect their systems by constructing a 400-MW high-voltage direct-current tie and an approximately 300-mile 345-kv transmission line.  When the two systems are connected, PSCo and SPS will begin coordinated electric operations.

          At the corporate level, restructuring will be

effectuated by the conversion of stock.  Common stock holders of

PSCo and SPS will convert their respective shares of PSCo and SPS stock for rights to shares of common stock in the new holding company.  Each share of PSCo stock will be converted to a right to receive one share of the new holding company's stock.  Each share of SPS stock will be converted to a right to receive 95% of one share of the holding company's stock.  These rights then will be exchanged for holding company stock.  As a result, the common stockholders of PSCo and SPS will own all of the outstanding shares of the stock of the new holding company.  The preferred


____________________

<F1>  See Testimony of Richard C. Kelly, Exh. APP-1, Schedule
      RCK-2.

<F2>  A diagram of the new corporate structure is included in the
      Testimony of Richard C. Kelly, Exh. APP-1, Schedule RCK-3.


stockholders and debt holders of each company at the time of the merger will be unaffected.

          Applicants are undertaking the Merger Transaction

because they believe it will produce benefits to their customers and shareholders that cannot be realized through separate

planning and operation of their existing electric utility

systems.  The cost savings from the merger -- projected to be approximately $770 million in the first ten years -- will result in rates for Applicants' electric and gas customers which are lower than they otherwise would have been. <F3>  Moreover,

Applicants believe that the resulting lower-cost, more efficient company will better be able to compete in the nation's

increasingly competitive electric power markets.  The savings and other efficiencies projected to result from the merger are

attributable to many factors.  These are summarized below and are detailed in the testimony accompanying the application.

          For these and other reasons set forth herein,

Applicants request that the Commission find that the proposed merger will be consistent with the public interest in accordance with section 203 of the FPA and grant all necessary

authorizations to effectuate the merger.


            III.  THE MERGER IS IN THE PUBLIC INTEREST

A.   Introduction And Summary

          The standards for approval of a merger under section

203 are well established.  "[I]f the Commission finds that the proposed . . . consolidation . . . will be consistent with the public interest, it shall approve the same."  16 U.S.C.

Section 824b(a)(1988).  The merging entities need only show that

"the proposed merger is compatible with the public interest." <F4>

They "need not show a positive benefit of the merger." <F5>

          In Commonwealth Edison Co., <F6> the Commission set

forth six factors that it considers in determining whether a proposed merger is in the public interest:  (1) the effect of the merger on Applicants' operating costs and rate levels; (2) the contemplated accounting treatment; (3) the reasonableness of the purchase price; (4) whether the merger was the result of

coercion; (5) the impact of the merger on competition; and (6)

whether the merger impairs effective regulation by the Commission or the appropriate state regulatory authorities.  More recently,

the Commission has further required that merging companies

provide "comparable transmission services" on their

systems. <F7>

           As discussed below and in detail in the testimony

accompanying this application, the merger satisfies each of the

Commonwealth factors.  Moreover, in its review of recent utility mergers, the Commission has focused primarily on two factors: (1)

the impact of the merger on costs and rates; and (2) the impact of the merger on competition.  Neither of these matters requires an evidentiary hearing in this case.

          Among other benefits, as noted, in the initial ten

years following the merger, there will be net cost savings to the merging companies of approximately $770 million.  Such savings will enable Applicants to provide reliable, competitive service at lower rates than otherwise would have occurred absent the merger.  Even if Applicants' estimate of $770 million in net cost savings is disputed in amount, there can be no question from the evidence submitted that significant, merger-related savings will be realized.  Moreover, as discussed below, Applicants are

providing a "hold harmless" commitment to wholesale customers,

further obviating any need for a hearing.

          The merger of these two moderately-sized utilities also

will have no adverse effect on competition.  The merged company will rank only about 30th in size nationally, based on total electric revenues.  The accompanying testimony of Dr. Robert M.

Spann, Vice President of Charles River Associates, demonstrates that the proposed merger will not adversely affect competition in any relevant transmission or generation market. <F8>  Both PSCo and SPS already have filed comparable-service, open-access

transmission tariffs, which the Commission has accepted and

placed into effect. <F9>

          These and other matters pertinent to the Commission's

review of the merger are discussed in more detail below.


B.   The Commonwealth Edison Factors

     1.   Impact on Costs and Rates

          The merger will have a positive impact on Applicants'

costs and rates.  Applicants have submitted the testimony of

Thomas J. Flaherty, National Partner for Utilities Consulting of

Deloitte & Touche Consulting Group, in which Mr. Flaherty

demonstrates that, as a result of the merger, in the first ten years after the transaction, Applicants can achieve approximately

$815 million in cost savings.  After netting out the costs that will be incurred to accomplish the merger, the total projected net savings are approximately $770 million.

          The projected savings and costs to achieve them are

summarized by Mr. Flaherty as follows: <F10>

                                             Total Savings
                                              1997 - 2006
          Savings Category                    ($ millions)

Corporate and Operations Labor                   $389.5

Corporate and Administrative Programs              82.7

Purchasing Economies (Non-Fuel)                    19.1

Fuel Procurement-Electric                         144.1

Fuel Procurement-Gas LDC                           53.0

Capacity Deferral                                 160.1 <F11>

Joint Dispatch                                    (33.7) <F12>

Total Savings                                     814.8

Less:     Costs to Achieve                        (25.0)

     Transaction Costs                            (18.0)

     Premerger Initiatives                         (2.1)

Net Savings                                       $769.7

          On a net present value basis, which the Commission

often considers in merger cases, the ten-year savings are $488 million. <F13>  Especially considering the relatively modest size of PSCo and SPS, these are substantial savings. <F14>

          As Mr. Flaherty testifies, the projected cost savings

reflect only those savings created by or attributable to the merger.  The projected savings reflect the creation of cost

reduction or cost avoidance opportunities through the ability to consolidate separate, stand-alone operations into a single

entity.  The Commission in its past evaluation of mergers has not limited its benefit findings to savings that can be created only by the proposed merger. <F15>  Yet, here, even if the


____________________

<F3>  Approximately $53 million of the savings will directly benefit PSCo's local gas distribution customers, while the remaining $717 million will primarily benefit electric customers.

<F4>  Pacific Power & Light Co. v FPC, 111 F.2d 1014, 1016 (9th
      Cir. 1940); see also Northeast Utils. Serv. Co. v. FERC, 993 F.2d 937 (1st Cir. 1993); Entergy Servs., Inc., 65 FERC Paragraph 61,332 (1993), order on reh'g, 67 FERC Paragraph 61,192 (1994).

<F5>  Utah Power & Light Co., 47 FERC Paragraph 61,209, at 61,750
      (1989), remanded on other grounds, Environmental Action v. FERC, 939 F.2d 1057 (D.C. Cir. 1991); see also Entergy Servs., Inc., 62 FERC Paragraph 61,073, at 61,370 (1993).

<F6>  36 FPC 927 (1966), aff'd sub nom. Utility Users League v.
      FPC, 394 F.2d 16 (7th Cir), cert. denied, 393 U.S. 953
      (1968).

<F7>  El Paso Elec. Co., 68 FERC Paragraph 61,181, at 61,914-15
      (1994).  See also Southwestern Pub. Serv. Co., 71 FERC
      Paragraph 61,318, at 62,241 (1995).

<F8>  In fact, the Commission recently specifically concluded that SPS lacks any generation market power. Southwestern Pub. Serv. Co., 72 FERC Paragraph 61,208, at 61,966-67 (1995). It
      reached a similar conclusion as to PSCo in 1992.  Public
      Serv. Co. of Colorado, 58 FERC Paragraph 61,322 (1992).

<F9>  Southwestern Pub. Serv. Co., 72 FERC Paragraph 61,104 (1995);
      Public Serv. Co. of Colorado, 73 FERC Paragraph 61,071 (1995).

<F10> See Testimony of Thomas J. Flaherty, Exh. APP-3 and
      Schedule TJF-2.

<F11> The cost of the transmission line which will interconnect
      Applicants' systems has been accounted for in the capacity deferral savings. See Flaherty, Exh. APP-3, at 57-58.

<F12> By combining their dispatch, the companies achieve lower energy costs than on a stand-alone basis. However, because Applicants are deferring a capacity addition that would have been fueled by low-cost coal, saving $160 million, energy costs are $33 million higher as compared to the stand-alone scenarios. Combined, however, fuel procurement savings for electric operations, capacity deferral savings, and joint dispatch savings are projected to be $270.5 million.

<F13> Flaherty, Exh. APP-3, at 26 and Schedule TJF-2.

<F14> Cf. Midwest Power Sys., Inc., 71 FERC Paragraph 61,386 (1995)
      (present value merger savings of $270 million over ten years); El Paso Elec. Co. 68 FERC Paragraph 61,181 (1994)
      (nominal merger savings of $420 million over ten years).

<F15> See Midwest Power Sys., Inc., 71 FERC Paragraph 61,386, at
      62,507 (1995); Northeast Utils. Serv. Co., 56 FERC Paragraph 61,269, at 61,995 (1991) ("[A] claimed benefit should be attributable to the merger even though the benefit could be achieved without the merger."), order on reh'g, 58 FERC Paragraph 61,070 (1992), aff'd in rel. part & remanded on other grounds, 993 F.2d 937 (1st Cir. 1993) (citing Utah Power & Light Co., 45 FERC Paragraph 61,095, at 61,299
      (1988)); Commonwealth Edison Co., 36 FPC 927, 931 (1966),
      aff'd sub nom. Utility Users League v. FPC, 394 F.2d 16
      (7th Cir.), cert. denied, 393 U.S. 953 (1968).


Commission were to consider only those benefits that cannot be achieved any other way, <F16> the merger would satisfy that

even stricter standard.

          Consolidation and integration will enable PSCo and SPS:

to eliminate duplicative functions and positions (saving $389.5 million), combine or avoid similar corporate activities (saving

$82.7 million), and combine and reduce external purchases of goods and services (saving $19.1 million).  The companies will be able to lower the cost of fuel procurement through combined

purchases (saving $144.1 million for electric operations and $53 million for gas operations).  And, with the construction of an interconnection between the systems, the companies will be able more effectively to coordinate planning and construction, defer generation, and more economically dispatch generation resources

(saving $126.4 million).  While the exact level of merger savings that will be achieved cannot be predicted with

precision, <F17> there can be no question that substantial

savings will result.  No further showing is required, <F18>

and an evidentiary hearing on this issue is not necessary.

          Moreover, as described in the testimony of David T.

Hudson, Applicants are proposing a "hold harmless" commitment for the first five years after the effective date of the merger.  In any general rate increase filing by either PSCo or SPS, neither company will seek to collect certain defined, merger-related costs, except to the extent the costs are offset by merger-

related benefits. <F19>  The Commission has relied on "hold

harmless" conditions in the past in determining not to set for hearing the issue of a merger's effect on costs and

rates. <F20>

     2.   The "Pooling" Method of Accounting Will Be Used

          As explained in the testimony of Robert D. Dickerson,

Secretary and Treasurer for SPS, the merger will be accounted for by using the pooling-of-interests method of accounting, as

provided for under the Generally Accepted Accounting Principles in Accounting Principles Board Opinion No. 16 - Business

Combinations.  The merger meets the criteria for the pooling method of accounting.  No additional ownership rights are being acquired by one group of shareholders to the exclusion of

another.  Rather, a pooling of ownership interests will be

accomplished by the exchange of common stock in the respective companies for the shares of common stock in the new holding

company.

          Consistent with Commission precedent, because the

merger transaction meets the criteria of the pooling-of-interests method of accounting, there is no need for a hearing to address accounting issues. <F21>

     3.   The Purchase Price Was Negotiated at Arm's Length and
          Is Reasonable

          The Merger Agreement was negotiated at arm's length

between PSCo and SPS, and has been approved by the Board of

Directors of each company.  Under the Merger Agreement, neither company is "purchasing" the other.  Rather, the merger

transaction is a merger of equals, whereby the common

stockholders of PSCo and SPS will exchange their shares for stock in the new holding company.  The rate of exchange for common stock -- each share of PSCo common stock converted to one share of common stock in the holding company, and each share of SPS stock converted to 95% of one share of common stock in the

holding company -- was negotiated by the merging companies and approved by their respective directors. <F22>  When merger

negotiations are at arms length, there is no need for a hearing on the reasonableness of the purchase price. <F23>

     4.   The Merger Was Not the Result of Coercion

          Neither company coerced the other into entering the

Merger Agreement.  Each company recognized the potential long-

term benefits from joining the two companies and freely agreed to the merger. <F24>  Moreover, because the shareholders of each company must approve the Merger Agreement, neither company can coerce the other into consummating the transaction.

     5.   The Merger Will Not Adversely Affect Competition

          The Commission has developed a well-defined framework

for assessing market power in merger and other cases.  The

Commission's "primary concern" is whether "customers have genuine alternatives to buying the seller's product" in markets for

wholesale bulk power and for transmission services. <F25>

Although the Commission does not rely on any particular measures of market shares or concentration, it has held that market shares of less than 20% demonstrate a lack of market power. <F26>

          The Commission examines whether eliminating an existing

competitor through a proposed merger will increase concentration and, thus, potentially create or enhance market power in

transmission and bulk power markets.  However, if the evidence shows that pre-merger competition between the merging companies is only de minimis, the merger's elimination of a competitor has no adverse effect on competition.  Entergy Servs., Inc., 62 FERC

Paragraph 61,073, at 61,374 (1993).

          Commissioners Massey and Hoecker, in their concurring

opinion in Midwest Power Systems, Inc., 71 FERC Paragraph 61,386

(1995), have urged the Commission to reexamine its merger policy in the light of changed circumstances in the electric industry.

Id. at 62,512 (Concurring Opinion of Commissioners Massey and

Hoecker).  The commissioners observed that the principal

competitive effect of mergers of utilities today is likely to be to increase concentration in generation markets.  Sometimes the increase in concentration will be competitively significant and sometimes it will not, they noted.  Id.  The commissioners also pointed out that, in some instances, "bigger may be better" with respect to horizontal mergers of transmission systems, providing enhanced market access to others.  Id. at 62,513. <F27>

          Applicants are submitting the testimony of Dr. Robert

M. Spann, an independent economist with Charles River Associates,

who evaluates the potential effects of Applicants' merger on competition.  Dr. Spann employs the analytical framework which the Commission has developed in its prior merger decisions and also employs other widely-accepted analytical methods to address concerns and questions that a merger may present.

          As discussed in detail in the testimony, Dr. Spann

concludes that the merger of PSCo and SPS would not create or enhance market power in any relevant market for transmission services or for sales of bulk power at wholesale.  PSCo and SPS are relatively small participants in a large geographic market in which buyers and sellers have numerous transmission options and many alternatives for acquiring bulk power supplies.  Moreover,


____________________

<F16> See Midwest Power Sys., Inc., 71 FERC at 62,513
      (Commissioners Massey and Hoecker, concurrence).

<F17> Capacity, fuel procurement, and dispatch savings are
      particularly difficult to forecast with precision because they depend on future company loads and future fuel prices. Therefore, Applicants conducted sensitivity studies on these projected savings. These studies show a likely range of combined capacity deferral, fuel procurement, and joint dispatch savings for electric operations (net of the costs of the new transmission line), over a wide variety of future conditions, of between $174 million and $280 million, confirming the reasonableness of the projections in this area. See Testimony of Matt P. Harris, Exh. APP-5, at 45 and Schedule MPH-15.

<F18> Entergy Servs., Inc., 65 FERC Paragraph 61,322, at 62,475
      (1993).  See also Midwest Power Sys., Inc., 71 FERC Paragraph
      61,386 (1995).

<F19> See Testimony of David T. Hudson, Exh. APP-4, at 15-16.

<F20> See Cincinnati Gas & Elec. Co., 64 FERC Paragraph 61,237, at
      62,714 (1993), vacated on other grounds, 66 FERC Paragraph 61,028, reinstated, 69 FERC Paragraph 61,005 (1994). As a general matter, however, the Commission does not require hold harmless conditions when the applicants have shown that a merger is otherwise consistent with the public interest. Entergy Servs., Inc., 65 FERC at 62,474 (1993). Because Applicants have shown substantial benefits, the Commission does not have to examine the extent of the voluntary hold harmless commitment. Id.

<F21> Southern California Edison Co., 47 FERC Paragraph 61,196, order on reh'g, 49 FERC Paragraph 61,091 (1989). Moreover, because pooling-of-interests accounting will be used, no acquisition premium will be paid or recorded.

<F22> See Testimony of Richard C. Kelly, Exh. APP-1, at 21-22.

<F23> See Midwest Power Sys., Inc., 71 FERC Paragraph 61,386, at
      62,510 (1995).

<F24> See Testimony of Richard C. Kelly, Exh. APP-1, at 10-11.

<F25> Public Serv. Co. of Indiana, Inc., 51 FERC Paragraph 61,367,
      at 62,205, order on reh'g, 52 FERC Paragraph 61,260 (1990); see also Cincinnati Gas & Elec. Co., 64 FERC at 62,727; see also UtiliCorp United, Inc., 56 FERC Paragraph 61,031, at 61,120 (1991).

<F26> See, e.g., Louisville Gas & Elec. Co., 62 FERC Paragraph
      61,016, at 61,146 (1993). The Commission also recently concluded that a market share between 20% and 25% in a few markets (based on total generation resources) does not demonstrate market power, when market shares are below 20% in all markets with respect to uncommitted capacity. Southwestern Pub. Serv. Co., 72 FERC Paragraph 61,208, at 61,966 (1995).

<F27> Because the PSCo and SPS systems are not contiguous and are not currently interconnected, this merger will not immediately have a "bigger is better" effect on transmission. However, Applicants plan to interconnect their systems by 2001, and their systems will then be subject to all Commission policies applicable to comparable-service, open-access transmission over multi-system companies.



both companies already have filed with the Commission comparable-

service, open-access transmission tariffs, which are now in

effect. <F28>  As recently as September 1, 1995, the

Commission expressly found that one of the merging companies,

SPS, does not currently possess market power in generation.

<F29>  In an earlier proceeding, the Commission made the same finding as to PSCo. <F30>

          As to transmission markets, PSCo and SPS do not

currently compete with each other.  As physically separated

companies operating in different electric grids, there are

virtually no transactions for which transmission service over the

PSCo system would be a viable substitute for transmission service over the SPS system or vice versa.  Indeed, Public Service

Company of New Mexico ("PNM") is the only utility whose

interconnections with both companies enable it to substitute the services of one for the other, and it has substantial generation resources of its own, is interconnected with numerous other

sellers of power, and has numerous transmission paths available to it for purchases of power from companies other than PSCo and

SPS. <F31>  The proposed merger therefore would not create or enhance market power in any transmission markets.

          Further, in Colorado, unlike many other regions of the

country, there are multiple owners of transmission facilities throughout the state.  In many cases, sellers of power have

several alternative transmission providers from which to choose.

See Testimony of Matt P. Harris, Exh. APP-5, at 21; Spann

Testimony, Exh. APP-6, at 35-36.

          Regarding the Commission's principal focus in merger

proceedings, markets for short-term capacity sales, <F32>

Dr. Spann concludes that the merger would not increase

concentration in, and the merged company would not have a

substantial share of, short-term capacity markets.  This

conclusion holds whether the relevant geographic market is

defined, as Dr. Spann recommends, as the entire Western Systems

Coordinating Council (where Applicants' market share will be only about 6% based on total generation and 3% based on uncommitted generation) or more narrowly as only those entities (Tier 1

entities) that are directly interconnected with one or both of the merging companies. <F33>

          The Applicants' shares of their Tier 1 markets fall

below the Commission's 20% threshold in all but two cases.  The two exceptions are the merged company's share of the market

represented by the transmission-dependent entities ("TDE's") to which SPS provides full requirements service within its service territory and its share of the market represented by the City of

Lubbock, Texas.  In each of these cases, the merged company would hold just a 21% share of the Tier 1 market based on total

resources.  Moreover, when the analysis is based on uncommitted resources, Applicants' short-term market share is zero, because

SPS has no short-term uncommitted capacity and PSCo is not and will not be connected to these markets in the short-

term. <F34>

          Dr. Spann also finds that the merger would not create

or enhance market power in any relevant market for short-term energy sales.  Even though the absence of useful reported data forces him to exclude from his analysis the very substantial sales of non-firm energy in the Western Interconnection that are made by the Western Area Power Administration (Western) and other public entities, Dr. Spann finds that the merged company would have a market share for short-term, non-firm energy sales of only approximately 12% and that the merger would not significantly increase concentration.  The merger would have an even smaller effect on concentration in the market for short-term sales of firm power.

          Dr. Spann further concludes that the merger would not

create or enhance market power in long-term markets. <F35>

Applicants do not control sites for new generating facilities or any other key inputs for new generating resources. <F36>

While PSCo and Cheyenne are engaged in the transportation and sale of natural gas in Colorado and Wyoming, these operations are subject to regulation by the Colorado Public Utilities Commission and the Public Service Commission of Wyoming.  Certain sales and transportation services also are subject to the non-

discriminatory access provisions of the FERC's

regulations. <F37>  This regulation precludes the merged

company from using its natural gas facilities to block entry by competing generators of power.  The merger would not, in any event, increase the Applicants' control of natural gas

transportation facilities.

          Dr. Spann notes that entry into generation markets is

occurring today in the service areas of both PSCo and SPS, as well as throughout the relevant geographic market.  This provides the best evidence that Applicants do not control, and will be unable to erect, barriers to entry in generation markets.

          Thus, this merger is plainly among the transactions

which Commissioners Massey and Hoecker noted would be

competitively insignificant.  In fact, Dr. Spann analyzed the

Applicants' merger even under the hypothetical assumption that no transmission service would be available on Applicants' systems.

Even under that highly conservative hypothetical, the merger still would not materially increase concentration in any relevant market, confirming the absence of a competitive issue of

consequence in this case.  Market shares are still below the

Commission's threshold.  There is no need for an evidentiary hearing regarding effects on competition.

     6.   There Will Continue To Be Effective Regulation of PSCo,
          Cheyenne, and SPS

          Following completion of the merger, PSCo, Cheyenne, and

SPS will continue to be regulated at both the state and federal levels.  PSCo's retail rates and services will continue to be regulated by the Colorado Public Utilities Commission, as they are now.  Its wholesale electric operations and transmission services will continue to be regulated by the FERC.  Likewise,

Cheyenne will continue to be regulated at the retail level by the

Public Service Commission of Wyoming. <F38>


____________________

<F28> Southwestern Pub. Serv. Co., 72 FERC Paragraph 61,104 (1995);
      Public Serv. Co. of Colorado, 73 FERC 61,071 (1995).

<F29> Southwestern Pub. Serv. Co., 72 FERC Paragraph 61,208, at
      61,966-967 (1995).

<F30> Public Serv. Co. of Colorado, 58 FERC Paragraph 61,332, at
      62,038 (1992).

<F31> See Testimony of Robert W. Spann, Exh. APP-6, at 43.  Both
      PSCo and SPS also are interconnected with WestPlains Energy; but each is connected with a different, electrically separated service area of WestPlains. SPS interconnects with WestPlains's Kansas service area, while PSCo interconnects with WestPlains's Colorado service area. WestPlains's Kansas and Colorado service areas are not interconnected. Accordingly, WestPlains cannot substitute transmission service of one of the merger applicants for transmission service of the other. See Testimony of Robert
      W. Spann, Exh. APP-6, at 52-53.

<F32> The Commission distinguishes between short-term and long-
      term markets for bulk power. See, e.g., Northeast, 56 FERC at 62,003. In short-term markets, the critical factor is the merger's effects on concentration and market share based on uncommitted capacity, i.e., capacity that is surplus to existing peak demands, plus required reserves. Kansas City Power & Light Co., 67 FERC Paragraph 61,183, at 61,556 (1994). Because not all capacity is always needed to meet existing loads, concentration and shares of total capacity are also considered, but are less important. Id. at 61,556 n.11.

<F33> The Commission includes in its analysis both geographic markets defined according to the usual principles of antitrust economics and narrower, individual "Tier 1" markets. Each Tier 1 market is comprised of one of the utilities with which any or all of the merger applicants is directly interconnected. Entergy Servs., Inc., 58 FERC Paragraph 61,234, at 61,757, order on reh'g, 60 FERC Paragraph 61,168 (1992), remanded on other grounds sub. nom. Cajun Elec. Power Coop. v. FERC, 28 F.3d 173
      (D.C. Cir. 1994). The Commission focuses on the narrowest reasonable geographic markets, represented by Tier 1 utilities, because it regards such utilities as the most vulnerable to any market power that the merged company might possess. Id.; Public Serv. Co. of Colorado, 58 FERC Paragraph 61,322, at 62,038 (1992).

<F34> In any event, the Commission in merger cases addresses only
      "the specific anticompetitive harms directly resulting from the proposed merger." Entergy, 62 FERC at 61,376. The TDE's and Lubbock's markets are not affected by the merger. These markets are connected only to SPS, which already serves them; they are not first-tier markets of PSCo.

<F35> In assessing the effects of a merger on long-term
      generation markets, the Commission focuses on whether the merged company will control or will be able to erect barriers to entry for competing producers and sellers of power. Public Serv. Co. of Indiana, 51 FERC at 62,208. The Commission examines the merged company's potential control of sites for new generation, of key inputs to power generation, such as fuel, and of transportation of key inputs. Midwest Power
      Sys., Inc., 71 FERC   61,386, at 62,510 (1995).

<F36> Hudson Testimony, Exh. App-4, at 20-21; Harris Testimony,
      Exh. App-5, at 25.

<F37> Both companies hold blanket certificates under 18 C.F.R.
      Section 284.224 (1995).  Public Serv. Co. of Colorado, 61
      FERC Paragraph 62,012 (1992); Cheyenne Light, Fuel & Power
      Co., 67 FERC Paragraph 62,095 (1994).

<F38> PSCo also will remain subject to regulation by the Nuclear
      Regulatory Commission with respect to the decommissioning of its Fort St. Vrain Nuclear Electric Generating Station.
      PSCo and Cheyenne's intrastate natural gas operations will continue to be regulated by the Colorado and Wyoming Commissions, and their interstate transportation will continue to be regulated by the FERC.



          Similarly, SPS's retail rates and service will continue

to be regulated by the municipalities it serves in Texas, the

Public Utility Commission of Texas, the New Mexico Public Utility

Commission, and the Kansas and Oklahoma Corporation Commissions,

just as they are regulated today.  Southwestern's wholesale sales of electricity and transmission service will continue to be

regulated by the FERC.

          The new holding company will be subject to further

federal regulation as a registered holding company under PUHCA.

This will engender increased regulatory oversight, as many of the transactions between and among the holding company and its

subsidiaries will require prior approval of the SEC. <F39>

          Furthermore, state regulatory bodies will examine the

merger.  The Colorado Public Utilities Commission and the New

Mexico Public Utility Commission must approve the merger.  The

Public Utility Commission of Texas will review the merger to assess its effect in future ratemaking proceedings.  The Public

Service Commission of Wyoming must approve the corporate

reorganization.  And, the Kansas Corporation Commission must authorize the issuance of common stock certificates by SPS

pursuant to the merger. <F40>  As the Commission stated in

Entergy, "the interests of [the] states vis-a-vis state

regulation can be protected by those state commissions." <F41>


C.   Comparable Transmission Tariffs Are Already On File With the
     Commission

          Commission policy requires all merging utilities to

provide transmission service under open-access, comparable-

service transmission tariffs. <F42>  Moreover, in its Notice of Proposed Rulemaking concerning open-access transmission, the

Commission further has proposed that all utilities provide

comparable, open-access transmission services. <F43>

          PSCo, Cheyenne, and SPS already have on file with the

Commission comparable-service, open-access tariffs.  Southwestern

Pub. Serv. Co., 72 FERC Paragraph 61,104 (1995); Public Serv. Co.

of Colorado, 73 FERC Paragraph 61,071 (1995).  These tariffs are in effect today.  Until such time as the Applicants connect their two systems, Applicants will provide service under their respective accepted tariffs, as they may be modified by the requirements of the final rule in the NOPR proceeding. <F44>  After the two

systems are physically connected, which is currently planned by the year 2001, the Applicants will provide transmission service under a tariff or tariffs conforming to then-effective Commission regulations and policies concerning transmission services offered by multi-system companies.

          Because PSCo, Cheyenne, and SPS already have tariffs on

file, and because the NOPR proceeding will apply to all

utilities, there are no material transmission access issues to be addressed in a hearing on this merger.  As the Commission has said, when the Commission issues its final rule in the NOPR

proceeding, it will resolve what it believes "is sufficient to mitigate transmission market power."  American Elec. Power Serv.

Corp., 72 FERC Paragraph 61,287, at 62,237 (1995).  At that time,

"[a]ll of the tariffs that are currently on file with the Commission,

or will be on file prior to the effective date of a final rule, will be brought up to conformance, as necessary, to be consistent with the minimum non-discriminatory transmission access requirements specified in the final rule."  Id.  Through implementation of their existing tariffs and compliance with the Commission's final rule in the NOPR proceeding, Applicants' transmission market power will be mitigated.


      IV.  REQUEST FOR EXPEDITED APPROVAL WITHOUT A HEARING

          Applicants respectfully request that the Commission act

on this Joint Application as expeditiously as possible.  As the

Commission has stated in connection with another merger

proceeding, it "cannot ignore the need to act as expeditiously as possible given the commercial realities and time pressures

presented in corporate matters subject to our jurisdiction."

Northeast Utils. Serv. Co., 58 FERC Paragraph 61,070, at 61,202

(1992), aff'd in rel. part & remanded on other grounds, 993 F.2d 937

(1st Cir. 1993).  Here, too, expedition is appropriate to enable ratepayers of the Applicants to realize merger benefits as

quickly as possible. <F45>

          Expedition is particularly appropriate here because the

Commission should be able to complete its consideration of the

Joint Application without the need for a trial-type evidentiary hearing.  It is well established that section 203 of the FPA does not require such a hearing.  Midwest Power Sys., Inc., 71 FERC

Paragraph 61,386 (1995); UtiliCorp United, Inc., 56 FERC Paragraph

61,031 (1991).  An evidentiary hearing is required only when there are material issues of disputed fact that must be resolved to determine whether the proposed merger is consistent with the public interest. <F46>

          As demonstrated by this Joint Application and the

accompanying testimony and exhibits, the merger of PSCo and SPS unquestionably meets all of the Commonwealth factors and will produce significant cost savings.  Moreover, Applicants' hold-

harmless commitment further enables the Commission to act without a hearing.  The merger has no adverse competitive effects.

Accordingly, expedited review of the merger transaction without an evidentiary hearing is appropriate and in the public interest.


             V.  AUTHORIZATIONS AND WAIVERS REQUESTED

          In view of the foregoing, and the testimony and

exhibits which accompany this application, the Applicants request that the Commission grant all necessary authorizations for the

Merger Transaction, including:

          (a)  approval of the indirect disposition and

consolidation of the jurisdictional facilities of PSCo, Cheyenne,

and SPS, resulting from the reorganization under the Merger

Agreement in which M-P New Co. will become the holder of all of the common stock of PSCo, Cheyenne, and SPS; and

          (b)  all other necessary authorizations to complete the

Merger Transaction.

          Except as described below, the Applicants believe they

have complied fully with all requirements of the FPA and Part 33 of the Commission's regulations regarding section 203

applications.  However, to the extent necessary, the Applicants request a waiver of any applicable requirements which the

Commission deems have not been met.

          The following limited waiver requests are also made:

          (1)  Applicants request a waiver of the requirement to

file a separate copy of Exhibit G, applications and exhibits filed with other regulatory bodies, for each of six states

affected.  See 18 C.F.R. Section 33.3 (1995).  Applicants already have provided the original state applications to the respective state jurisdictions considering the merger.  These applications,

and related testimony and exhibits, are voluminous and largely repetitive of this application.  Accordingly, Applicants request permission to file only six copies of Exhibit G.

          (2)  To the extent interested parties request

Applicants to provide copies of the application, or the

Commission otherwise requires service of the application,

Applicants request that they not be required to provide copies of

Exhibit G, which, as noted, is voluminous.  Exhibit G will be available to other parties at the Commission's offices.

Applicants also commit to making available a copy of Exhibit G


____________________

<F39> "[T]he fact that the forum to resolve certain issues will be [at the federal level] rather than before a state commission, does not suggest any diminishment of effective regulation." Entergy Servs. Inc., 62 FERC Paragraph 61,073, at 61,374 (1993).

<F40> SPS also serves Oklahoma on a small scale (SPS's Oklahoma load is only 0.8% of its total load). Oklahoma does not require review or approval of this transaction; this lack of review, however, is not an impediment to effective regulation. Cf. Midwest Power Sys., Inc., 71 FERC at 62,511 n.42.

<F41> Entergy Servs., Inc., 62 FERC Paragraph 61,073, at 61,374
      (1993). See also Kansas Power & Light Co., 54 FERC Paragraph 61,077, at 61,254-55 (1991).

<F42> El Paso, 68 FERC Paragraph 61,181, at 61,914 (1994).

<F43> Promoting Wholesale Competition through Open Access Non-
      Discriminatory Transm. Servs. by Pub. Utils.;  Recovery of
      Stranded Costs by Pub. Utils. & Transmitting Utils., IV FERC Stats. & Regs., Proposed Regs. Paragraph 32,514 (1995) ("NOPR").

<F44> PSCo, Cheyenne, and SPS's tariffs substantially conform to existing Commission comparable service policies, as confirmed by the Commission's placing them in effect without significant modification. In any event, prior to the merger, the tariffs will be amended to conform to the final rule in the NOPR proceeding.

<F45> See Kansas Power & Light Co., 54 FERC Paragraph 61,077, at 61,252
      (1991).

<F46> Entergy Servs., Inc., 64 FERC Paragraph 61,001, at 61,009 (1993)
      ("The Commission need not conduct an evidentiary hearing when there are no such disputed issues of material fact, and that even when there are disputed issues, the Commission need not conduct such a hearing if the issues may be adequately resolved on the written record.") (citing Moreau
      v. FERC 982 F.2d 556, 568 (D.C. Cir. 1973)).


for inspection at counsel's office in Washington, D.C., and at the companies' headquarters in Denver, Colorado, and Amarillo,

Texas.


    VI.  INFORMATION REQUIRED BY THE COMMISSION'S REGULATIONS

          The following information is submitted by the

Applicants in accordance with section 33 of the Commission's

Regulations, 18 C.F.R. Section 33 (1995).

     (a)  Names and addresses of principal business offices

          The following are the names and principal business

offices of the Applicants:

          1.   Public Service Company of Colorado
               1225 17th Street
               Denver, CO 80202
               Telephone:  (303) 571-7511

               Cheyenne Light, Fuel and Power Company
               108 West 18th Street
               Cheyenne, WY  82001
               (307) 778-2100

          2.   Southwestern Public Service Company
               600 Tyler
               P.O. Box 1261
               Amarillo, Texas  79170
               Telephone:  (806) 378-2121

     (b) Name and address of persons authorized to receive notices and communications in respect to application

          The following persons are authorized to receive notices

and communications with respect to this Joint Application:

                    Alan J. Statman
                    Barry S. Spector
                    Wright & Talisman, P.C.
                    1200 G Street, N.W., Suite 600
                    Washington, D.C.   20005-3802
                    (202) 393-1200

                    Attorneys for the Applicants

                    William M. Dudley
                    Associate General Counsel
                    Public Service Company of Colorado
                    1225 17th Street
                    Suite 600
                    Denver, CO  80202
                    (303) 294-2500

                    Attorney for Public Service Company of
                    Colorado

          Additionally, the Applicants request that the foregoing

be placed on the official service list for this proceeding and that, in addition, the following be placed on the service list:

                    Jerry Diller
                    David T. Hudson
                    Southwestern Public Service Company
                    600 Tyler
                    P.O. Box 1261
                    Amarillo, Texas  79170

                    Fredric C. Stoffel
                    Public Service Company of Colorado
                    1225 17th Street, Suite 600
                    P.O. Box 840
                    Denver, CO 80202


     (c) Designation of the territories served, by counties and states

     1.   PSCo

          PSCo serves customers in the following counties in

Colorado: Adams, Alamosa, Arapahoe, Boulder, Chaffee, Clear

Creek, Conejos, Costilla, Denver, Eagle, Garfield, Gilpin,

Jefferson, Lake, Logan, Mesa, Morgan, Park, Rio Grande, Saguche,

Summit, and Weld.

          Cheyenne

          Cheyenne serves customers in Laramie County, Wyoming.



     2.   SPS

          Southwestern serves customers in the following

counties.

          New Mexico counties:  Chaves, Curry, Eddy, Lea, Quay,

and Roosevelt counties.

          Texas counties:  Andrews, Armstrong, Bailey, Briscoe,

Carson, Castro, Cochran, Crosby, Dallam, Dawson, Deaf Smith,

Donley, Floyd, Gaines, Garza, Gray, Hale, Hansford, Hartley,

Hemphill, Hockley, Hutchinson, Lamb, Lubbock, Lynn, Moore,

Oldham, Parmer, Potter, Randall, Roberts, Sherman, Swisher,

Terry, Wheeler, Yoakum, Lipscomb, and Ochiltree counties.

          Oklahoma counties:  Beaver, Cimarron, and Texas

counties.

          Kansas counties:  Morton County.

     (d)  Description of jurisdictional transmission facilities.

          1.   PSCo

          PSCo owns approximately 3,300 circuit miles of

transmission.  Further information regarding the facilities owned or operated by PSCo is contained in the Testimony of Mr. Matt P.

Harris, Exh. APP-5.

          Cheyenne

          Cheyenne owns two 115 kv transmission line segments

that total 25.5 miles in length.

     2.   SPS

          SPS owns approximately 6,000 circuit miles of

transmission.  Further information regarding the facilities owned or operated by SPS is contained in the Testimony of David T.

Hudson, Exh. APP-4.

     (e) Description of the Merger Transaction and statement as to consideration

          Under the Merger Agreement, the reorganization will be

accomplished as follows.  First, PSCo and SPS will each merge into separate operating utility subsidiaries of a new holding company, temporarily called M-P New Co.  At the same time,

Cheyenne and West Gas Interstate, Inc., a subsidiary of PSCo,

will become operating subsidiaries of the holding company.  Two additional subsidiaries will be created:  a service company to provide services to the other subsidiaries of the holding

company; and an intermediate holding company to hold the shares of existing non-utility subsidiaries of PSCo and SPS.

          There is no consideration being exchanged between PSCo

and SPS because the Merger Transaction is a merger of equals with an exchange of stock for stock in the holding company, rather than a purchase of one company by the other.

          The Merger Transaction and the stock exchange is

further described in the Testimony of Richard C. Kelly,

Exh. APP-1.

     (f)  Description of facilities to be merged

          The Testimony of Matt P. Harris, Exh. APP-5, describes

the facilities owned and operated by PSCo and Cheyenne.  All of the operating facilities of PSCo and Cheyenne are included in the

Merger Transaction.

          The Testimony of David T. Hudson, Exh. APP-4, describes

the facilities owned and operated by SPS.  All of the operating facilities of SPS are included in the Merger Transaction.

          PSCo, Cheyenne, and SPS will continue to use their

facilities after the merger to provide retail, wholesale, and transmission services, as they are used today.

     (g) Statement of the cost of the jurisdictional facilities involved in the merger

          The Merger Transaction will involve the disposition of

all of the jurisdictional and non-jurisdictional facilities of the Applicants.  The jurisdictional facilities have been

accounted for, and will continue to be accounted for, based on original cost, in accordance with the Commission's Uniform System of Accounts.  Statements of the utility plant in service and the cost thereof are included as part of Exhibit C.

     (h) Effect of the proposed transaction upon any contract for the purchase, sale, or interchange of electric energy.

          The Merger Transaction will have no impact or effect

upon any contract for the purchase, sale, or interchange of

electric energy.

     (i)  Other required regulatory approvals

          State Approvals

          As the Testimony of Richard C. Kelly, Exh. APP-1,

discusses, approval of the Merger Transaction is required by the

Colorado Public Utilities Commission, the New Mexico Public

Utility Commission, and the Public Service Commission of Wyoming.

In addition, the Public Utility Commission of Texas must review the merger to assess its effect in future ratemaking proceedings.

The Kansas Corporation Commission must authorize the issuance of common stock certificates by SPS.

          Federal Approvals

          At the federal level, approval is required by this

Commission.  Also at the federal level, the Securities and

Exchange Commission must approve the merger and the issuance of the securities for the utility holding company formed under the

Merger Transaction.  The merger also will be reviewed by the

Federal Trade Commission and the Department of Justice under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Nuclear Regulatory Commission (NRC) approval is required to

reflect PSCo becoming an operating subsidiary of the holding company continuing to own and hold NRC licenses for the Fort St.

Vrain Nuclear Electric Generating Station.


     (j) The facts relied upon by applicants to show that the Merger Transaction is consistent with the public interest

          A description of the benefits to the public is included

in Section III, above, and the Testimony of Richard C. Kelly,

Exh. APP-1, the Testimony of Thomas J. Flaherty, Exh. APP-3, as

well as the supporting testimony of Applicants' other witnesses.


     (k)  Description of franchises held

          A list of the franchises held is included in Exhibit J.


     (l)  Form of notice

          A form of Notice suitable for publication in the

Federal Register accompanies this Joint Application.


                     VII.  REQUIRED EXHIBITS

          Attached to this Joint Application are copies of the

exhibits required by Section 33.3 of the Commission's Regulations.

EXHIBIT A - Resolutions of directors.

EXHIBIT B - Statement of measure of control or ownership exercised by or over each party to the transaction as to any public utility, bank, trust company, banking association, firm that is authorized to participate in marketing of securities of a public utility, or any company supplying electric equipment to such party.

EXHIBIT C - Balance sheets and plant schedules for most recent
12-month period, on actual and pro forma basis.

EXHIBIT D - Statement of all known contingent liabilities.

EXHIBIT E - Income statement for most recent 12-month period, on actual and pro forma basis.

EXHIBIT F - Analysis of Retained earnings.

EXHIBIT G - Copies of each application and exhibit filed with other regulatory bodies.

EXHIBIT H - Agreement and Plan of Reorganization.

EXHIBIT I - Map of territory.

EXHIBIT J- List of franchises and expiration dates.

                        VIII.  CONCLUSION

          The Applicants respectfully request that the Commission

expeditiously approve the Merger Transaction without an

evidentiary hearing.

                              Respectfully submitted,

                              PUBLIC SERVICE COMPANY
                              OF COLORADO AND SOUTHWESTERN
                              PUBLIC SERVICE COMPANY


                              Alan J. Statman
                              Barry S. Spector
                              Michael J. Thompson


                              WRIGHT & TALISMAN, P.C.
                              1200 G Street, N.W.
                              Suite 600
                              Washington, D.C.  20005
                              (202) 393-1200


                              Attorneys for the Applicants

                              William M. Dudley
                              Associate General Counsel
                              Public Service Company
                                of Colorado
                              1225 17th Street
                              Suite 600
                              Denver, Colorado  80201-0840

                              Attorney for
                              Public Service Company of
                                Colorado

November 9, 1995